R.H. Daignault Law Corporation 1100 Melville Street, 6th Floor Vancouver, B.C., V6E 4A6, Canada Tel: 604.648.2511 Fax: 604.664.0671

VIA FAX Communicate.com Inc. 600 - 1100 Melville Street Vancouver, British Columbia V6E 4A6 Attention: David Jeffs / Cameron Pan	Direct: 604.648.0527 E-mail: rene@rhdlawcorp.com April 18, 2006 Matter No.: 2014

Dear Gentlemen:

Re: Communicate.com Inc. - Statute of Limitations on Debt

I confirm that the Limitation Act (British Columbia) provides that any action not specifically provided for in the Limitation Act (British Columbia) has a limitation period of six years from the date the action arose. Further, I confirm that there is no specific reference to an unsecured debt and a corresponding limitation period in the Limitation Act (British Columbia).

Accordingly, the limitation period for an unsecured debt is six years and that right of action will expire on the later of:

1.	the date the debtor receives the invoice;

2.	the date the debtor made a last payment on the debt; or

3.	the date the debtor last acknowledged the debt in writing.

I trust that this is to your satisfaction.

If you have any questions or require anything further please give me a call.

Yours truly,

R. H. Daignault Law Corp

Per: /s/ Rene Daignault
Rene Daignault
/rd

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Communicate.com Inc.
600 - 1100 Melville Street
Vancouver, B.C., Canada V6E 4A6

September 25, 2006

VIA EDGAR AND FAX

Mr. Steven Jacobs
Branch Chief

Ms. Kelly McCusker
Staff Accountant

United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Communicate.com Inc.
Form 10-K for the year ended December 31, 2005
File no. 000-29929

Dear Mr. Jacobs and Ms. McCusker:

We thank you for your patience and are replying to your letter dated July 6, 2006.

Form 10K for the year ended December 31, 2005

Consolidated Balance Sheets, page 32

1.
As stated in our letter response dated May 19, 2006, the amount of the liabilities written off during 2004 and 2005 originated in 1999 and 2000 and were accrued by Communicate’s Canadian subsidiary Domain Holdings Inc. (“DHI”). Although the liabilities were booked originally, DHI had disputed the amounts at the onset and had since not had any communication with the vendors. DHI had conferred with its legal counsel and believed that the amounts should be written off. A copy of the letter from our legal counsel is attached for your reference.

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Consolidated Statements of Operations, page 33

2.
We concur with your assessment that the Dilution Gain in FrequentTraveler.com should be reversed and otherwise recorded as additional paid in capital. We will amend and file an amended Form 10-K for the year ended December 31, 2005 and subsequent quarterly filings to reflect the correction. At the same time we will reconcile the inconsistency between the amounts recorded on the Consolidated Statements of Operations for ‘Non-controlling Interest Share of Loss in Frequenttraveler.com’ and ‘Dilution Gain in Frequenttraveler.com; and the amounts disclosed in the second paragraph in Note 3 - Non-Controlling Interest.

The Registrant acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further question please contact Cameron Pan, the Registrant’s CFO, or the undersigned at (604) 697-0136.

Sincerely,

/s/ David M. Jeffs
David M. Jeffs
President

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